50
11-30-04



04014280

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A̶M̶ 11-30-2004

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RECD S.E.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

NOV 2 9 2004

SEC FILE NUMBER

8- 66282

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____6/4/2004_____ AND ENDING _____9/30/2004_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    Abramson Financial, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    511 East 80th Street – Apt. 10E
                                    (No. and Street)

    New York   NY   10021
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Keith Abramson   (212) 984-6200
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Briggs, Bunting & Dougherty, LLP
                (Name – if individual, state last, first, middle name)

    Two Penn Center Plaza, Suite 820   Philadelphia   PA   19102-1732
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 0 1 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

SEC MAIL RECEIPT
NOV 2 9 2004
WASH. D.C.

I, _____ Keith Abramson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Abramson Financial, LLC _____, as of _____ September 30 _____, 20 _04_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Member
Title

_____
Notary Public

November 26, 2004

ALICE M. MURRAY
NOTARY PUBLIC - STATE OF NEW YORK
NO 01-MU6063774
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES 09-10-20 05

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS BUNTING & DOUGHERTY, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
Abramson Financial, LLC
New York, New York

We have audited the statement of financial condition of Abramson Financial, LLC as of September 30, 2004, and the related statements of income, changes in ownership equity, and cash flows for the period from June 4, 2004 (effective date of registration) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abramson Financial, LLC as of September 30, 2004, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
November 17, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER   Abramson Financial, LLC | N 3 | | | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	9/30/04	99
SEC FILE NO.	8-66282	98
ASSETS Consolidated		198
Unconsolidated	X	199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 63,169	200			$ 63,169	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	3	295				
	B. Other		300	$	550	0	810
3.	Receivables from non-customers		355		600	7 0	830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities	4	430			0	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost 2 $						
	B. At estimated fair value		440		610	0	860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		480		630	0	880
	A. Exempted securities $						
	B. Other securities $						
7.	Secured demand notes		470		640	0	890
	market value of collateral:						
	A. Exempted securities $						
	B. Other securities $						
8.	Memberships in exchanges:						
	A. Owned, at market $						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value	6			660	0	900
9.	Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670	0	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	0	920
11.	Other assets		535		735	0	930
12.	TOTAL ASSETS	5 $ 63,169	540	$	740	$ 63,169	940

OMIT PENNIES

See accompanying notes

BROKER OR DEALER Abramson Financial, LLC	as of 9/30/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable .... $		1045	$	1255 13 $	0	1470
14. Payable to brokers or dealers:						
A. Clearance account..................................		1114		1315	0	1560
B. Other 10		1115		1305	0	1540
15. Payable to non-customers..............................		1155		1355	0	1610
16. Securities sold not yet purchased, at market value...				1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	13,577	1205		1385	13,577	1685
18. Notes and mortgages payable:						
A. Unsecured..	4,500	1210			4,500	1690
B. Secured..		1211	12	1390 14	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400	0	1710
1. from outsiders 9 $ _____						
2. Includes equity subordination (15c3-1(d)) of...... $ _____						
B. Securities borrowings, at market value ...... from outsiders $ _____				1410	0	1720
C. Pursuant to secured demand note collateral agreements				1420	0	1730
1. from outsiders $ _____						
2. Includes equity subordination (15c3-1(d)) of...... $ _____						
D. Exchange memberships contributed for use of company, at market value...............				1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes...............		1220		1440		1750
20. TOTAL LIABILITIES............................ $	18,077	1230	$	1450 $	18,077	1760

Ownership Equity

21. Sole proprietorship ....15 $	45,092	1770
22. Partnership (limited partners .... 11 $ _____ 1020)		1780
23. Corporation:		
A. Preferred stock..		1791
B. Common stock		1792
C. Additional paid-in capital...		1793
D. Retained earnings..		1794
E. Total	0	1795
F. Less capital stock in treasury..16 (	)	1796
24. TOTAL OWNERSHIP EQUITY.. $	45,092	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY.. $	63,169	1810

OMIT PENNIES

See accompanying notes

| BROKER OR DEALER   Abramson Financial, LLC | as of | 9/30/04 |

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition...$	45,092	3480
2.	Deduct ownership equity not allowable for Net Capital...19. (	)	3490
3.	Total ownership equity qualified for Net Capital...	45,092	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.....................................	0	3520
	B. Other (deductions) or allowable credits (List)...	0	3525
5.	Total capital and allowable subordinated liabilities..$		3530
6.	Deductions and/or charges: 17		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)$ _____ 0	3540	
	B. Secured demand note deficiency..	3590	
	C. Commodity futures contracts and spot commodities-		
	proprietary capital charges	3600	
	D. Other deductions and/or charges...	3610 (0)	3620
7.	Other additions and/or allowable credits (List)...	0	3630
8.	Net capital before haircuts on securities positions..20..$	45,092	3640
9.	Haircuts on securities (computed, where applicable,		
	pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments...$.	3660	
	B. Subordinated securities borrowings	3670	
	C. Trading and investment securities:		
	1. Exempted securities..18	3735	
	2. Debt securities	3733	
	3. Options	3730	
	4. Other securities..	3734	
	D. Undue Concentration..	3650	
	E. Other (List)..	3736 (0)	3740
10.	Net Capital..$	45,092	3750

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Abramson Financial, LLC   as of _____ 9/30/04 _____

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)..$...	2,260	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..$..	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)...$...	5,000	3760
14.	Excess net capital (line 10 less 13)...,.$	40,092	3770
15	Excess net capital at 100% (line 10 less 10% of line 19)..22..$	43,284	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition...$..		18,077	3790
17.	Add:			
	A. Drafts for immediate credit...21. $ _____ 3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited..$ _____ 3810			
	C. Other unrecorded amounts (List)..$ _____ 3820	$ 0		3838
19.	Total aggregate indebtedness..$.....	18,077		3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ① by line 10)................................%	40		3750
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)...................%	0		3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits...$....		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)....................................23. $ _____		3880
24.	Net capital requirement (greater of line 22 or 23)..$...		3760
25.	Excess net capital (line 10 less 24)..$....		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000..$...		3920

OMIT PENNIES

NOTES:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Abramson Financial, LLC

For the period (MMDDYY) from 24   6/4/04 |3932| to   9/30/04 |3933|

Number of months included in this statement_____4_____ |3931|

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange......................................$ _____ |3935|
   b. Commissions on listed option transactions..25... _____ |3938|
   c. All other securities commissions..____ |3939|
   d. Total securities commissions...0 |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange...____ |3945|
   b. From all other trading..____ |3949|
   c. Total gain (loss) ....0 |3950|
3. Gains or losses on firm securities investment accounts...____ |3952|
4. Profit (loss) from underwriting and selling groups ....26... |3955|
5. Revenue from sale of investment company shares..____ |3970|
6. Commodities revenue ....____ |3990|
7. Fees for account supervision, investment advisory and administrative services...................____ |3975|
8. Other revenue...____ |3995|
9. Total revenue...0 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers....................$ _____ |4120|
11. Other employee compensation and benefits..27... _____ |4115|
12. Commissions paid to other broker-dealers...____ |4140|
13. Interest expense..____ |4075|
    a. Includes interest on accounts subject to subordination agreements...................... _____ |4070|
14. Regulatory fees and expenses..4,950 |4195|
15. Other expenses ....30,058 |4100|
16. Total expenses ....$..........35,008 |4200|

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)........................$ ____(35,008)____ |4210|
18. Provision for Federal income taxes (for parent only)..28... _____ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above............................... _____ |4222|
    a. After Federal income taxes of... _____ |4238|
20. Extraordinary gains (losses)..____ |4224|
    a. After Federal income taxes of... _____ |4239|
21. Cumulative effect of changes in accounting principles..____ |4225|
22. Net income (loss) after Federal income taxes and extraordinary items..$....____(35,008)____ |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ....$ ____N/A____ |4211|

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Abramson Financial, LLC

For the period (MMDDYY) from _____ 6/4/04 _____ to _____ 9/30/04 _____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period ....$...... 80,100 | **4240** |
    A. Net income (loss).. (35,008) | **4250** |
    B. Additions (includes non-conforming capital of..29_____ | **4262**) _____ | **4260** |
    C. After Federal income taxes of..._____ | **4272**) _____ | **4270** |

2. Balance, end of period (From item 1800)..$...... 45,092 _____ | **4290** |

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....30. $ _____ N/A _____ | **4300** |
    A. Increases.. .... | **4310** |
    B. Decreases.. .... | **4320** |

4. Balance, end of period (From item 3520)..$._____ | **4330** |

OMIT PENNIES

See accompanying notes

BROKER OR DEALER Abramson Financial, LLC	as of _____ 9/30/04 _____

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm 31   See Note 3   [4335]   [4570]

D. (k) (3)—Exempted by order of the Commission.. [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below,
which have not been deducted in the computation of Net Capital.**

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
33 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
34 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
35 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
36 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
37 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
38 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
39 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
40 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
41 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 42 _____ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

See accompanying notes

ABRAMSON FINANCIAL, LLC

STATEMENT OF CASH FLOWS

Period* ended September 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(35,008)
Adjustments to reconcile net loss to net cash used for operating activities	
Increase in Accounts payable and accrued expenses	13,577
Net cash used for operating activities	(21,431)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from short-term borrowings	4,500
Net decrease in cash	(16,931)
CASH	
Beginning of period	80,100
End of period	$ 63,169

* Effective date of registration – June 4, 2004.

ABRAMSON FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

September 30, 2004

(1) ORGANIZATION AND NATURE OF BUSINESS

Abramson Financial, LLC (the *"Company"*), a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's effective date of organization was September 18, 2003. The effective date of the Company's registration as a broker-dealer was June 4, 2004 (date operations commenced). The only transactions occurring between those dates were related to the initial capitalization of the Company by its sole member in the amount of $80,100. Start-up expenses were also incurred during this period and have been expensed as occurring on the Company's first day of operations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

The Company engaged in no securities transactions during the period.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's sole member.

NOTES TO FINANCIAL STATEMENTS

September 30, 2004

---

(3) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. The Company has not yet engaged in any customer transactions and is in the process of negotiating a clearing agreement with another broker-dealer whereby any future customer transactions will be cleared on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 12 1/2% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2004, the Company had net capital of $45,092, which was $40,092 in excess of the net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 40.09%. These net capital requirements may effectively restrict the Company's ability to make distributions to its sole member.

(4) CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company invests its cash with an FDIC insured bank. The balance in its account may at times exceed federally-insured limits. Management believes the potential for loss is minimal.

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Abramson Financial, LLC
New York, New York .

In planning and performing our audit of the financial statements of Abramson Financial, LLC for the period ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
November 17, 2004

ABRAMSON FINANCIAL, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

SEPTEMBER 30, 2004

